

Mail Stop 3030

May 29, 2009

Timothy G. Healy
Chairman of the Board and Chief Executive Officer
EnerNOC, Inc.
75 Federal Street, Suite 300
Boston, Massachusetts 02110

   Re: EnerNOC, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 16, 2009
     File No. 001-33471

Dear Mr. Healy:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Overview, page 48

1. We note your disclosure on page 51 that a number of contracts with customers ISO-NE, which represented 36% of your total revenues in 2008, and CL&P, which represented 15% of your revenues, have expired and that you "have enrolled a significant portion" of the megawattage represented by your expired contracts with these customers "in other available demand response programs," but these programs have provided and could continue to provide "significantly

lower capacity payments." We further note your statement on page 25 that the expiration of the CL&P contract "may have a material adverse effect on [y]our results of operations and financial position and delay or prevent [y]our future profitability." To the extent that the expiration of these contracts and their replacement with "significantly" lower capacity payments is a known trend that is reasonably likely to have a material effect on your financial condition or operating performance, please expand this section in future filings to discuss with greater specificity the impact that this trend is expected to have on your operating results. For further guidance regarding discussion of trends in MD&A, please see Section III.B.3 of Interpretive Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Results of Operations, page 54

2.   In future filings, to the extent practicable, separately quantify the various components of your line item results to give readers a better understanding of your results. For instance, we note that approximately one-third of the 67.8% increase in demand response solutions revenues in 2008 was not separately quantified among the various factors cited. In addition, please describe with greater specificity the reasons for your results; for instance, clarify what you mean when you attribute a "significant portion" of the increase in gross margin in 2008 to "the way in which [you] managed [y]our portfolio of demand response capacity in certain supplemental demand response programs in which [you] participate," or the expansion into "new markets and programs" to which you partially attribute an increase in demand response solutions revenues. Further, we note here and throughout your discussion of your results of operations that you refer to changes that offset your results, such as "the expiration of [y]our fixed price contracts with ISO-NE and a reduction in energy payments due to fewer demand response events being called" that offset a portion of the 67.8% increase in demand response solutions revenues. Please quantify these offsets in future filings, to the extent practicable.

Liquidity and Capital Resources, page 60

3.   We note your reference to 'anticipated net cash flows from operating activities' as a source of cash to meet your anticipated cash needs for at least the next 12 months. Given that you used cash flows in operating activities of $15,207,000, $7,163,000 and $964,000 in fiscal 2008, 2007 and 2006, respectively, please tell us and disclose in future filings including your next Form 10-Q the basis for your statement that you anticipate cash flows from operating activities for fiscal 2009.

4.   We note your disclosure on page 63 that you are subject to various financial covenants as a provision of your $35 million credit agreement with Silicon Valley Bank. We further note your disclosure from the 10-K and from your 10-Q for the

period ended March 31, 2009 that you were in compliance with these covenants at
both December 31, 2008 and March 31, 2009. However, if there is a material risk
of triggering terms of your indebtedness that result in making a credit facility
unavailable or accelerating a balance due, in future filings:

- Discuss with greater specificity how near you are to violating each such
  term, quantifying wherever possible, and
- Quantify the amount that will be accelerated.

Application of Critical Accounting Policies and Use of Estimates, page 64

5.   In the interest of providing readers with a better insight into management's
        judgments into accounting for goodwill, please tell us and consider disclosing the
        following:

- The reporting unit level at which you test goodwill for impairment and
  your basis for that determination.
- Each of the valuation methodologies used to value goodwill (if multiple
  approaches are used), including sufficient information to enable a reader
  to understand how each of the methods used differ, the assumed benefits
  of a valuation prepared under each method, and why management selected
  these methods as being the most meaningful for the company in preparing
  the goodwill impairment analyses.
- How you weight each of the methods used including the basis for that
  weighting (if multiple approaches are used).
- A qualitative and quantitative description of the material assumptions used
  and a sensitivity analysis of those assumptions based upon reasonably
  likely changes.
- If applicable, how the assumptions and methodologies used for valuing
  goodwill in the current year have changed since the prior year highlighting
  the impact of any changes.

Item 11. Executive Compensation, page 72

6.   In your future filings, please disclose the threshold and minimum amounts for
        your non-equity incentive plan in your Grants of Plan-Based Awards table. Refer
        to Instruction 2 of Item 402(d) in Regulation S-K.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

7.   We note that you present a combined balance for goodwill and other intangible
        assets, net on the face of your balance sheet. In future filings please present your

intangible assets and goodwill as separate line items in your balance sheet,
consistent with paragraphs 42 and 43 of SFAS 142.

Note 1. Description of Business, Basis of Presentation and Summary of Significant
Accounting Policies, page F-7

Goodwill and Other Intangible Assets, page F-10

8.   We note that goodwill is $18,535,000, or 13.6% of total assets, as of December
        31, 2008. Given the significance of the goodwill balance, please tell us and in
        future filings, including your next Form 10-Q, please disclose your accounting
        policies with respect to reviewing goodwill for impairment. Discuss how the
        company applies the two-step method in paragraphs 19 – 21 of SFAS 142.

9.   Further, we note your disclosure that you test your goodwill at least annually or
        whenever events or changes in circumstances indicate the carrying value may not
        be recoverable. Please note that under paragraphs 26 and 28 of SFAS 142, you
        should test your goodwill for impairment on an annual basis and between annual
        tests if an event occurs or circumstances change that would more likely than not
        reduce the fair value of a reporting unit below its carrying amount. Please tell us
        and revise future filings, beginning with your next 10-Q, to clarify how you
        comply with SFAS 142.

Note 2. Acquisitions, page F-15

10.   Under paragraph 51(d) of SFAS 141 (and paragraph 68(f)(4) of SFAS 141R for
        business combinations for which the acquisition date is on or after the beginning
        of the first annual reporting period beginning on or after December 15, 2008.),
        you should disclose the basis for determining the value of shares issued in a
        business combination. Please tell us and revise future filings, including your next
        Form 10-Q, to provide this disclosure.

Note 7. Goodwill and Intangible Assets, net, page F-24

11.   Please tell us why the balance of your intangible asset for customer contracts
        decreased from $11,497,000 as of December 31, 2007 to $4,217,000 as of
        December 31, 2008, a decrease of $7,280,000. We note from Note 2, that due to
        an acquisition in 2008, customer relationships increased by $1,720,000.

12.   In future filings please disclose the accumulated amortization for your intangible
        assets by major intangible asset class, consistent with paragraph 45(a)(1) of FSAS
        142.

13.   Please show us and disclose in future filings, including your next 10-Q, the changes in the carrying amount of your goodwill during the period, consistent with paragraph 45(e) of SFAS 142.

        Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3625 if you have questions on other comments.

                                        Sincerely,

                                        Mary Beth Breslin
                                        Senior Attorney